UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IWeb, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

46603Y208

(CUSIP Number)

Ratanaphon Wongnapachant
c/o IWeb, Inc.
121/34, RS Tower, 8th Floor
Ratchadaphisek Road, Din Daeng Sub-district, din Daeng District,
Bangkok, Thailand
+825-23680129

(Name, Address and Telephone Number of Persons Authorized to

 Receive Notices and Communications)

May 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46603Y208

1	Name of Reporting Person. Ratanaphon Wongnapachant
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Thailand
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 35,910,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 35,910,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,910,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 47.9%(1)
14	Type of Reporting Person IN

1. Based on 75,000,000 shares of common stock, par value $0.0001, outstanding as of May 15, 2017, as set forth by the Issuer in its Current Report on Form 8-K with the Securities and Exchange Commission on May 15, 2017.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of IWeb, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is: 121/34, RS Tower, 8th Floor, Ratchadaphisek Road, Din Daeng Sub-district, din Daeng District, Bangkok, Thailand.

Item 2.  Identity and Background

This Schedule 13D is being filed by and for Ratanaphon Wongnapachant (the “Reporting Person”). Certain information with respect to the Reporting Person is set forth below:

(a) The Reporting Person’s name is Ratanaphon Wongnapachant.

(b) The Reporting Person’s business address is: 121/34, RS Tower, 8th Floor, Ratchadaphisek Road, Din Daeng Sub-district, din Daeng District, Bangkok, Thailand.

(c) The Reporting Person’s principal occupation is serving as the chief executive officer of each of the Issuer and DigiWork (Thailand) Co., Ltd., located at 121/34, RS Tower, 8th Floor, Ratchadaphisek Road, Din Daeng Sub-district, din Daeng District, Bangkok, Thailand.

(d) The Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f) The Reporting Person is a citizen of Kingdom of Thailand.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.  Purpose of Transaction

The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

The percentage of the class of securities set forth below is based on 75,000,000 shares of common stock, par value $0.0001, outstanding as of May 15, 2017, as set forth by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2017.

(a)	The aggregate number of the class of securities beneficially owned by the Reporting Person is 35,910,000 and the percentage of the class of securities beneficially owned by the Reporting Person is 47.9%.

(b)	The number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 35,910,000 shares

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 35,910,000 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

(c)	Other than as described herein, the Reporting Person has not engaged in any transaction involving the Issuer’s common stock.

(d)	Not applicable.

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 15, 2017, the Reporting Person entered into a Share Exchange Agreement (the “Share Exchange Agreement”), with the Issuer, Enigma Technology International Corporation, a British Virgin Islands company (“Enigma BVI”), and the other Enigma Stockholders named therein. Pursuant to the Share Exchange Agreement, the Reporting Person exchanged all issued and outstanding shares of Enigma BVI owned by the Reporting Person for 35,910,000 shares of the Issuer’s common stock, par value $0.0001 per share (the “Shares”). The Share Exchange Agreement contains customary representations, warranties and covenants by the Reporting Person and the other parties thereto.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified by reference to the full text of the Share Exchange Agreement filed herewith as Exhibit 99.1.

Item 7.  Material to be Filed as Exhibits

Exhibit	Description

99.1	Share Exchange Agreement, dated May 15, 2017, by and among IWeb, Inc., Enigma Technology International Corporation and the Enigma Stockholders named therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2017

/s/ Ratanaphon Wongnapachant
Ratanaphon Wongnapachant